February 4, 2010

VIA FAX  202 772-9349

Mr. Kevin Kuhar
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Lakeland Industries Inc.
Form 10-K for the Fiscal Year ended January 31, 2009
Form 8-K/A filed July 25, 2008
Comment letter dated January 26, 2010

Dear Mr. Kuhar:

In furtherance of our conversation yesterday and on behalf of our client, Lakeland Industries Inc., I am forwarding to you a marked and a clean copy of the revised Independent Auditors’ Report that is the subject of Comment 1 in your Comment Letter of January 26, 2010.  If you would be kind enough to notify me that, as I would expect, the change is satisfactory, I will instruct the Company to immediately file an amended Report.

Thank you for your cooperation.

Very truly yours,

Harold S. Poster

HSP:hls

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of
QUALYTÊXTIL S.A.

1.           We have audited the balance sheets of QUALYTEXTIL S.A., as of April 30, 2008 and December 31, 2007, and the related statements of profit & loss, changes in shareholders’equity and changes in sources and uses of funds for the period and year then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.           We conducted our audits in accordance with auditing standards generally accepted in the United States of America . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.           In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of QUALYTÊXTIL S.A., as of April 30, 2008 and December 31, 2007, and the results of its operations, changes in its shareholders’equity and changes in its sources and uses of funds for the period and year then ended, in conformity with generally accepted accounting principles adopted in Brazil.

4.           We conducted our audits with the objective to express an opinion on the financial statements referred to first paragraph. The statement of cash flow, presented in order to offer supplementary information about QUALYTÊXTIL S.A., is not required as part of the mandatory financial statements by the accounting procedures adopted in Brazil. The statement of cash flow regarding April 30, 2008 and December 31, 2007 was examined under the same auditing procedures described on the second paragraph, and in our opinion this supplementary statement is adequately presented in all its relevant aspects to the overall financial statements regarding April 30, 2008 and December 31, 2007.

5.           As described on note nº. 6, the Company based on their legal advisors and accounting experts, initiate at 2006 a judicial demand against tax authorities, aiming the recoverance of PIS and Cofins (Social contributions) paid over ICMS (Value Added Tax) from 2002 to 2006.  Based on this understanding, the Company accounted for, at December 31, 2006,  tax recoverable as long-term assets, of amount of R$ 688,145.  The related credit entries were accounted for as other operational revenues (Statement of loss – current year) on amount of R$ 47,338 and on Shareholders’ equity on amount of R$329,811 as prior year adjustments.  These credits are net of the judicial demands fees.  Consequently, the result and Shareholders’ equity of the period and year ended as of April 2008 and December 31, 2007, were increased of R$46,086 (R$150,811 at 2007) and R$526,708 (R$480,622 at 2007), respectively.

Rio de Janeiro, May 05, 2008.

ACAL CONSULTORIA E AUDITORIA S/S
CRC - RJ – 1144

Gelson José Amaro - Partner in Charge
CRC-RJ - 049.669/O-4 – Accountant